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08027950

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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RECD S.E.C.
FEB 29 2008
505

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53656

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEVEN HILLS PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Battery Street, Suite 1600
(No. and Street)

SAN FRANCISCO,	CALIFORNIA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD F. WOODHAM (415) 869-6213
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN, KASS & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

101 MONTGOMERY STREET, 22ND FLOOR	SAN FRANCISCO.	CALIFORNIA	94104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ACKNOWLEDGMENT

State of California
County of San Francisco)

On February 26, 2008 before me, Margaret Bryant, Notary Public
(insert name and title of the officer)

personally appeared Edward F Woodham,
who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MARGARET BRYANT
Commission # 1703547
Notary Public - California
San Francisco County
My Comm. Expires Nov 6, 2010

Signature ______________________ (Seal)

SEVEN HILLS PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

SEVEN HILLS PARTNERS LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, LLP
101 Montgomery Street, 22nd Floor
San Francisco, CA 94104
tel 415.788.6666
fax 415.788.1990
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Managing Member of
Seven Hills Partners LLC

We have audited the accompanying statement of financial condition of Seven Hills Partners LLC (the "Company") as of December 31, 2007. This statement of financial condition is the resposibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Seven Hills Partners LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, LLP

San Francisco, California
February 27, 2008

SEVEN HILLS PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash and cash equivalents	$	7,963,207
Accounts receivable, net		1,087,835
Securities owned, not readily marketable, at estimated fair value		336,980
Other assets		206,111
	$	9,594,133
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to Parent	$	2,629,984
Other Liabilities		25,386
Total liabilities		2,655,370
Member's equity		6,938,763
	$	9,594,133

See accompanying notes to statement of financial condition.

SEVEN HILLS PARTNERS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Nature of business and summary of significant accounting policies

Nature of Business

Seven Hills Partners LLC (the "Company") was formed as a single member limited liability company in the state of California on October 3, 2001. The Company is a wholly-owned subsidiary of Seven Hills Group LLC (the "Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is also a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company's operations consist primarily of providing advice with respect to business transactions, mergers and acquisitions, and acting as an agent in the raising of capital through public and private placements of equity and debt securities of its clients.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents. During the normal course of business the Company maintains an account with a broker. At December 31, 2007, approximately $2.4 million of cash held by a broker is included in cash and cash equivalents on the statement of financial condition.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. As of December 31, 2007, the Company's allowance for doubtful accounts was approximately $76,000.

Securities Owned, Not Readily Marketable, at Estimated Fair Value

The Company values securities owned for which there is no ready market at estimated fair value as determined by the Company's management. At December 31, 2007, not readily marketable securities were valued at approximately $337,000 (approximately 3.5% of total assets). Securities owned, not readily marketable include securities for which there is no market on a securities exchange or no independent publicly quoted market and that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933. Securities owned, not readily marketable, at estimated fair value at December 31, 2007 consist primarily of equity securities and warrants.

Income Taxes

As a single-member LLC, the Company is disregarded for federal and state income tax purposes. Its income or loss is reported on the information return of the Parent, itself a pass-through entity. Because the income or loss of the Company is passed through to and the resulting tax consequences are borne by the Parent's various members, the Company does not record a provision for income taxes.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the statement of financial condition. The Company's results could differ from those estimates.

2. Net capital requirement

The Company is a member of the FINRA, and is subject to the SEC Uniform Net Capital Rule (SEC Rule15c3-1) (the "Rule"). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately $5,260,000, which was approximately $5,083,000 in excess of its minimum requirement of approximately $177,000.

3. Concentrations of credit risk

As of December 31, 2007, the Company maintained approximately $5.6 million of its cash balance in an interest-bearing deposit account. This balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The Company does not consider the risk associated with this balance to be significant. Additionally, as of December 31, 2007, the Company maintained approximately $2.4 million of its cash balance in a dividend-earning money market fund that is not FDIC insured. The Company does not consider the risk associated with this fund to be significant, though it has taken the required two percent haircut on its balance in computing net capital.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under (k)(2)(i) provided that it does not otherwise hold funds or securities for, or owe money or securities, to customers and if necessary effectuates all financial transactions with customers through a "Special Account for the Exclusive Benefit of Customers".

5. Related party transactions

Due to Parent

During 2007, the Parent made payment of various expenses related to the business of the Company. There was no expense-sharing agreement between the Parent and the Company in effect during 2007, and the Company is required to reimburse the Parent for these expenses. The Company records these expenses when incurred and posts the corresponding liability to the account due to Parent. As of December 31, 2007, the Company owed the Parent approximately $2.6 million for such expenses. This liability is included on the statement of financial condition.

6. Regulatory examination

The Company continues to operate in compliance with the rules and regulations of the FINRA and the SEC, and neither of these two regulatory bodies conducted an examination of the Company's business during 2007.

END